Exhibit 99.1

27 September 2016

BARCLAYS PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF PURCHASE PRICES OF NOTES

On 20 September 2016, Barclays PLC (the “Offeror”) launched invitations to holders of certain notes set out in the table below (the “Notes”) issued by Barclays Bank PLC to tender such Notes for purchase by the Offeror (the “Offers”), subject to applicable offer and distribution restrictions.

Further to such invitations, the Offeror hereby informs the Noteholders that the Benchmark Security Rate in respect of the 2026 Notes and the Purchase Price in respect of each Series of Notes have been calculated in the manner described in the tender offer memorandum dated 20 September 2016 (the “Tender Offer Memorandum”) and is set out in the table below:

Description of Notes	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Purchase Price(1) (%)
Subordinated Floating Rate Notes due 2040 (the “2040 Notes”)	Barclays Bank PLC	XS0122679243	€100,000,000	67.50 per cent.
6.125 per cent. Undated Subordinated Notes (the “Undated Subordinated Notes”)	Barclays Bank PLC	XS0145875513	£36,244,000	108.50 per cent.
6.86 per cent. Callable Perpetual Core Tier One Notes (the “Tier One Notes”)	Barclays Bank PLC	06738CAG4/ XS0155141830/ US06738CAG42	US$182,133,000	117.00 per cent.
Junior Undated Floating Rate Notes (the “Undated Floating Rate Notes”)	Barclays Bank PLC	GB0000784164	US$202,985,000	70.00 per cent.
Undated Floating Rate Primary Capital Notes (the “Series 1 Notes”)	Barclays Bank PLC	GB0000779529	US$335,430,000	70.00 per cent.
Undated Floating Rate Primary Capital Notes Series 2 (the “Series 2 Notes”)	Barclays Bank PLC	GB0000777705	US$414,630,000	70.00 per cent.
Undated Floating Rate Primary Capital Notes Series 3 (the “Series 3 Notes”)	Barclays Bank PLC	XS0015014615	£145,000,000	80.00 per cent.

Description of Notes	Issuer	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Benchmark Security	Benchmark Security Rate	Purchase Spread (Basis Points)	Purchase Price (2) (%)
5.75 per cent. Fixed Rate Subordinated Notes due 2026 (the “2026 Notes”)	Barclays Bank PLC	XS0134886067	£455,408,000	1.5 per cent. UK Treasury Stock due 2026 (ISIN GB00BYZW3G56)	0.670 per cent.	220	124.432 per cent.

(1)	The Purchase Price does not include accrued and unpaid interest
(2)	The Purchase Price does not include accrued and unpaid interest

The Purchase Prices of the Notes were calculated in the manner described in the Tender Offer Memorandum at the Pricing Time (10:00 a.m. (New York City time) today, 27 September 2016) and do not include any Accrued Interest Payment.

The Offers remain open and are scheduled to expire at 5:00 p.m. (New York City time) today, 27 September 2016, unless extended, re-opened or earlier terminated.

The Offers remain subject to the conditions and restrictions set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States

Telephone: +44 (0)20 3134 8515 or +1 (212) 528-7581

US Toll Free Number: +1 (800) 438-3242

Attention: Liability Management Group

Email: liability.management@barclays.com

The Tender Agent

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

United Kingdom

Telephone: +44 20 7704 0880

Toll Free Number: +1 (800) 495 5148

Attention: Thomas Choquet / Arlind Bytyqi

Email: barclays@lucid-is.com

A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at http://www.lucid-is.com/barclays.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Lisa Bartrip

Tel: +44 (0) 20 7773 0708

Barclays Treasury

Miray Muminoglu

Tel: +44 (0) 20 7773 8199

Media Relations

Tom Hoskin

Tel: +44 (0)20 7116 6927

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Manager or the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offers.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the “Relevant Persons”). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this communication and any other document and/or materials produced in connection with the Offers must not be relied or acted upon by persons other than Relevant Persons.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offers. This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”).

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Noteholders, or beneficial owners of the Notes, can tender some or all of their Notes pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Spain

Neither the Offers nor this announcement constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the restated text of the Spanish Securities Market Law approved by Legislative Royal Decree 4/2015, of 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, que aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005, of 4 November and Royal Decree 1066/2007, of 27 July. Accordingly, this Tender Offer Memorandum has not been submitted for approval and has not been approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

In addition, each Noteholder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to below and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

Each of the Offeror, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender or submission may be rejected.